Supplement to Prospectus dated December 18, 1997

                        As Supplemented December 19, 1997


         Limited Independent Directors. The Company's Board of Directors is comprised of five persons of which only two may be deemed independent directors. Investors should consider the effects of the lack of a majority of independent directors when making their investment decision.